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12013663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2012
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VARIANT TRADING INSTITUTIONAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 NORTHEAST MIZNER BOULEVARD
(No. and Street)

BOCA RATON	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FARSHID TAFAZZOLI — (561) 862-5534
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

VARIANT TRADING INSTITUTIONAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

Ahearn
Jasco +
Company

Business and Financial Consultants
Certified Public Accountants
Chartered

VARIANT TRADING INSTITUTIONAL GROUP, INC.

TABLE OF CONTENTS

Ahearn
Jasco +
Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
Variant Trading Institutional Group, Inc.

We have audited the accompanying statement of financial condition of Variant Trading Institutional Group, Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Variant Trading Institutional Group, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company P.A.

AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 10, 2012

VARIANT TRADING INSTITUTIONAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	489,174
Cash on deposit with clearing organization		100,083
Receivable from clearing organization		39,580
Prepaid expenses and other current assets		19,001
TOTAL CURRENT ASSETS		647,838
FURNITURE AND OFFICE EQUIPMENT, net		26,424
OTHER ASSETS		17,000
TOTAL	$	691,262

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	119,873
Payables to brokers and dealers		-
TOTAL CURRENT LIABILITIES		119,873
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value; 1,000 shares authorized, issued, and outstanding		-
Additional paid in capital		1,743,000
Deficit		(1,171,611)
TOTAL STOCKHOLDER'S EQUITY		571,389
TOTAL	$	691,262

The accompanying notes should be read with this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Variant Trading Institutional Group, Inc. (the "Company") was incorporated in the State of Florida on December 23, 2002 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Variant Holding Corporation ("Holdings").

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment advisory, and venture capital businesses. The Company manages its customer accounts through J.P. Morgan Clearing Corp. ("JP Morgan") on a fully disclosed basis. JP Morgan provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with clearing organizations) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Cash on Deposit with Clearing Organizations

Cash on deposit with clearing organizations represents cash deposits that are legally restricted or held by third parties on the Company's behalf.

Furniture and Office Equipment

Furniture and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Fair Value of Financial Instruments

Cash, receivable from clearing organization, accounts payable and accrued expenses, and payable to brokers and dealers are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to examinations for years prior to 2008. There are no open Federal or State tax years under audit.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $507,417, which was $407,417 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of .24 to 1, based on aggregate indebtedness of $119,873 as of December 31, 2011.

NOTE 3. FURNITURE AND OFFICE EQUIPMENT

Furniture and office equipment consists of the following as of December 31, 2011:

Computer and other office equipment	$ 65,683
Computer software	10,210
Furniture and fixtures	2,653
	78,546
Less: Accumulated depreciation	52,122
Furniture and office equipment, net	$ 26,424

NOTE 4. INCOME TAXES

The Company has net tax operating loss ("NOL") carryforwards of approximately $1,130,000, and these tax NOLs will begin to expire in 2023. Certain provisions of the tax laws may limit the tax NOL carryforwards available for use in any given future year in the event of certain changes in ownership; the Company believes that such an ownership change occurred during 2009, and therefore, NOLs generated prior to the change date are more likely than not limited as to their future use.

The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. As of December 31, 2011, the total deferred tax asset arising from net operating losses was approximately $452,000 and it is completely offset by a deferred tax valuation allowance.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation future taxable income during the periods in which temporary differences and/or carryforward losses become deductible, and the ability of the Company to claim the NOLs in accordance with applicable tax laws.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk

The Company may periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to date of the financial statements. As of December 31, 2011, the Company had no such investment.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

NOTE 5. CONCENTRATIONS AND CREDIT RISKS (continued)

Financial Instruments With Off-Balance Sheet Risk (continued)
The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 10, 2012, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2011 requiring disclosure.